Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group,” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries, and references to “IGI Dubai” refer to International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center.

This “Management’s Discussion and Analysis” should be read in conjunction with the audited and unaudited consolidated financial statements of the Company. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Our actual results could differ materially from those that are discussed in these forward-looking statements.

Introduction

We are a highly-rated global provider of specialty insurance and reinsurance solutions in over 200 countries and territories. We underwrite a diversified portfolio of specialty risks including energy, property, construction and engineering, contingency, ports and terminals, general aviation, political violence, casualty (non-U.S.), financial institutions, marine and treaty reinsurance. Our size affords us the ability to be nimble and seek out profitable niches that can generate attractive underwriting results. Our underwriting focus is supported by exceptional service to our clients and brokers. Founded in 2001, we have prudently grown our business with a focus on underwriting profitability and risk-adjusted shareholder returns.

Our primary objective is to underwrite specialty products that maximize return on equity subject to prudent risk constraints on the amount of capital we expose to any single event. We follow a careful and disciplined underwriting strategy with a focus on individually underwritten specialty risks through in-depth assessment of the underlying exposure. We use data analytics and modern technology to offer our clients flexible products and customized and granular pricing. We manage our risks through a variety of means, including contract terms, portfolio selection and underwriting and geographic diversification. Our underwriting strategy is supplemented by a comprehensive risk transfer program with reinsurance coverage from highly-rated reinsurers that we believe lowers our volatility of earnings and provides appropriate levels of protection in the event of a major loss event.

We conduct our worldwide operations through three reportable segments under IFRS segment reporting: specialty long-tail, specialty short-tail and reinsurance. Our specialty long-tail segment includes (1) our casualty business, which includes our professional indemnity, directors and officers, legal expenses, intellectual property and other casualty lines of business, (2) our financial institutions line of business, (3) our marine liability line of business and (4) our inherent defects insurance. Our specialty short-tail segment includes our energy (upstream, downstream and renewable), property, construction and engineering, contingency, political violence, ports and terminals, general aviation and marine cargo lines of business. Our reinsurance segment includes our inward reinsurance treaty business.

In addition, we have a corporate function (“Corporate”) which includes the activities of our holding company and certain functions, including investment management. Corporate includes investment income on a managed basis and other non-segment expenses, predominantly general and administrative, stock compensation, finance and transaction expenses. Corporate also includes the activities of certain key executives such as the Chief Executive Officer and Chief Financial Officer. Our corporate expenses and investment results are presented separately within the corporate segment section.

The following table sets out IGI’s gross written premiums by segment and lines of business during the periods indicated:

	Six months ended June 30,
	2021	2020
	($) in millions
Specialty Long-tail
Casualty	$79.3	$65.3
Financial Institutions	15.0	14.3
Marine Liability	2.2	3.3
Inherent Defects Insurance	4.8	4.2
Specialty Short-tail
Energy	62.3	60.8
Property	39.3	40.4
Construction & Engineering	16.6	8.6
Political Violence	4.5	4.1
Ports & Terminals	15.1	14.1
General Aviation	10.3	9.9
Marine Cargo	2.8	-
Reinsurance
Treaty Reinsurance	14.6	11.5
Total Gross Written Premiums	$266.8	$236.5

The following table sets out IGI’s gross written premiums based on geographical concentration for the periods indicated:

	Six months ended June 30,
	2021	2020
	($) in millions
UK	$86.9	$69.5
Europe	20.0	41.9
Worldwide	21.3	4.3
Middle East	26.8	25.1
Africa	13.6	10.1
Asia	29.1	20.0
Central America	20.4	31.7
South America	5.1	7.5
North America	14.5	12.1
Caribbean Islands	22.6	9.6
Australasia	6.5	4.7
Total	$266.8	$236.5

Coronavirus Pandemic: COVID-19

On 30 January 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

Following measures announced by local governments in March 2020, the Company implemented aspects of the Group’s business continuity plan (BCP), specifically requiring staff at all levels and in all functions to work remotely wherever practicable, and to limit the need for gatherings of staff so far as possible. The Group’s IT facilities have ensured that all of the Group’s operations have been maintained allowing the Group to function as normal. The Company expects that these operational changes will continue to be required until all employees are allowed to return to their offices in accordance with local government advice.

The full extent to which the COVID-19 pandemic may impact the Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

The stress testing conducted periodically by management since the onset of the COVID-19 pandemic indicated that the impact of COVID-19 on the Group would be manageable and not give rise to a need for management actions to protect its regulatory capital position.

The analysis and monitoring to date confirmed that the Group’s underwriting portfolio is not materially exposed to the classes of business which are largely impacted by COVID-19. This assessment is supported by the fact that as of June 30, 2021, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within the casualty line of business within our specialty long-tail segment which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker. We are not exposed to those classes of insurance most directly impacted by COVID-19 (such as life, health, travel, contingent business interruption and event cancellation). In addition, although a number of business classes including property, engineering, and ports and terminals in our specialty short-tail segment provide business interruption coverage, this coverage usually requires underlying insured property damage or breakdown in order to trigger a loss. One small exception is limited exposure to hotels where business interruption cover has been provided on the basis of covering “murder, suicide, loss of attraction, human infectious & contagious diseases.” The Group is less likely to have exposure in this area because these coverages are heavily sub-limited and in many cases attach at a high excess.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bonds and term deposits has resulted in a minor negative mark to market adjustment in its investment portfolio. However, a material fair value revaluation loss close to 5% and 9% from the previous year end was recorded against investment properties owned directly in Jordan and through associates in Lebanon, respectively, which is in line with the overall correction seen in the regional commercial real estate valuations post pandemic.

Description of Certain Income Statement Line Items

The definition and method of calculation of certain line items from IGI’s consolidated income statement are provided below:

Gross written premiums

Gross written premiums comprise the total premiums receivable for the whole period of cover provided by contracts entered into during the accounting period. They are recognized on the date on which the policy commences. Premiums include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods. Rebates that form part of the premium rate, such as no-claim rebates, are deducted from the gross premium; others are recognized as an expense. Premiums also include estimates for pipeline premiums, representing amounts due on business written but not yet notified. We generally estimate the pipeline premium based on management’s judgment and prior experience.

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums comprise the total premiums payable for the reinsurance cover provided by retrocession contracts entered into during the year and are recognized on the date on which the policy incepts. Premiums include any adjustments arising in the accounting period in respect of reinsurance contracts incepting in prior accounting periods.

Net change in unearned premiums

Unearned premiums related to gross written premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned premiums are calculated on a pro rata basis. The proportion attributable to subsequent periods is deferred as a provision for unearned premiums.

Unearned reinsurance premiums related to reinsurers’ share of insurance premiums constitutes the proportion of premiums written in a year that relate to periods of risk after the reporting date. Unearned reinsurance premiums are deferred over the term of the underlying direct insurance policies for risk-attaching contracts and over the term of the reinsurance contract for losses-occurring contracts.

Net claims and claim adjustment expenses

Claims, comprising amounts payable to contract holders and third parties and related loss adjustment expenses, net of salvage and other recoveries, are charged to income as incurred. Claims comprise the estimated amounts payable in respect of claims reported to us and those not reported at the consolidated statement of financial position date.

We generally estimate our claims based on appointed loss adjusters or leading underwriters’ recommendations. In addition, a provision based on management’s judgment and our prior experience is maintained for the cost of settling claims incurred but not reported at the consolidated statement of financial position date.

Net claims and claim adjustment expenses constitutes claims and claim adjustments expenses net of reinsurers’ share of claims.

Net policy acquisition expenses

Net policy acquisition costs and commissions earned represent commissions paid and received in relation to the acquisition and renewal of insurance and retrocession contracts which are deferred and expensed over the same period over which the corresponding premiums are recognized in accordance with the earning pattern of the underlying contract.

Total investment income, net

Net investment income is principally comprised of income from interest, dividends, gains and losses from investments in properties, expected credit losses on investments and investment custodian fees and other investment expenses. For purposes of this discussion, “total investment income, net” reflects the sum of net investment income and share of profit or loss from associates, calculated net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates.

Realized gains (losses) on investments

Realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income and realized gains and losses on the sale of equities at fair value through profit and loss account.

Realized gains (losses) on investment properties

Net realized gains and losses on investments is comprised of realized gains and losses on the sale of investment properties.

Unrealized gains (losses) on investments

Unrealized gains (losses) on investments includes unrealized losses on the revaluation of financial assets at fair value through profit and loss account.

Fair value gains (losses) on investment properties

Fair value gains (losses) on investment properties includes the revaluation gains and losses of investment properties.

Expected credit losses on investments

Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.

General and administrative expenses

General and administrative expenses is comprised of human resources expenses, business promotion, travel and entertainment expenses, statutory, advisory and rating expenses, information technology and software expenses, office operation expenses, depreciation and amortization, bank charges and Board of Directors’ expenses.

Other income (expenses)

Other income (expenses) includes the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

Listing related expenses

Listing related expenses are expenses incurred in connection with our initial listing on Nasdaq that are not capitalizable and instead are charged to the consolidated statement of income as incurred. Transaction expenses incurred mainly consist of professional fees (such as legal and accounting fees) and other miscellaneous costs that are directly related to the listing on Nasdaq.

Change in fair value of derivative financial liability

The Group’s warrants constitute derivative liabilities under IFRS which must be recorded at fair value with subsequent changes in fair value recorded in the consolidated statement of income at the end of each reporting period.

Gain (loss) on foreign exchange

Gain (loss) on foreign exchange represents gains and/or losses incurred as a result of foreign currency transactions.

Income tax

Income tax reflects (1) income tax payable by IGI Labuan in accordance with the Labuan Business Activities Tax Act 1990, (2) tax payable by IGI Casablanca pursuant to the Casablanca Finance City Tax Code and (3) corporate tax payable by IGI UK and North Star Underwriting Limited in accordance with UK tax law. International General Insurance Co. Ltd. (IGI Bermuda) is a tax-exempt company. IGI Holdings (a DIFC-registered company) and IGI Dubai are not subject to income tax in accordance with UAE tax law, and IGI Underwriting is a tax-exempt company in Jordan.

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Tangible book value per diluted common share plus accumulated dividends

In addition to presenting book value per common share determined in accordance with IFRS, we believe that the key financial indicator for evaluating our performance and measuring the overall growth in value generated for shareholders is “book value per diluted common share plus accumulated dividends,” a non-IFRS financial measure.

The following table presents a reconciliation of “book value per common share” to “tangible book value per diluted common share plus accumulated dividends.”

	June 30, 2021
($) in millions, except per share data	Equity Amount	Common Shares Issued and Outstanding	Per Share Amount
Book value per common share	$390.2	45.5	$8.58
Non-IFRS adjustments:
Intangible assets	$(5.5)		$(0.12)
Tangible book value per share	384.7		8.46
Accumulated dividends	118.2		2.60
Tangible book value per diluted common share plus accumulated dividends			$11.06

Core operating income

“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain income statement line items from profit for the period, the most directly comparable IFRS financial measure, as illustrated in the table below.

In addition, “return on average equity” and “core operating return on average equity,” which are both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

	Six months ended June 30,
	2021	2020
		(Restated)
	($) in millions
Profit for the period	$18.5	$14.5
Non-IFRS adjustments:
Realized gains on investments (tax adjusted) (1)	(0.2)	(1.3)
Unrealized (gain) loss on investments (tax adjusted) (1)	(1.2)	3.3
Change in fair value of derivative financial liability	3.8	(3.3)
Listing related expenses	-	3.4
Loss on foreign exchange (tax adjusted) (1)	2.9	7.2
Core operating income	$23.8	$23.7
Average shareholders’ equity (2)	385.6	336.3
Return on average equity (annualized) (3)	9.6%	8.6%
Core operating return on average equity (annualized) (4)	12.3%	14.1%
Basic and diluted core operating earnings per share (5)	$0.49	$0.55
Basic and diluted earnings per share attributable to equity holders (6)	$0.38	$0.33

(1)	Adjusted for the related tax impact.
(2)	Average shareholders’ equity as of any date equals shareholders’ equity at such date, plus shareholders’ equity as of the prior year end date, divided by 2.
(3)	Represents net profit for the period (annualized) divided by average shareholders’ equity.
(4)	Represents core operating income for the period (annualized) divided by average shareholders’ equity.

(5)	Represents core operating income attributable to vested common shares divided by weighted average number of shares – basic and diluted as follows:

	Six months ended June 30,
(in millions of U.S. Dollars, except per share information)	2021	2020
Core operating income for the period attributable to equity holders	$23.8	$23.7
Minus: Core operating income attributable to earn out shares	1.5	1.5
Minus: Core operating income attributable to restricted shares awards subject to vesting	0.2	—
Core operating income for the period attributable to vested equity holders (a)	$22.1	$22.2
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	40.6
Basic and diluted core operating earnings per share (a/b)	$0.49	$0.55

(6)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Six months ended June 30,
(in millions of U.S. Dollars, except per share information)	2021	2020
		(Restated)
Net profit for the period attributable to equity holders	$18.5	$14.5
Minus: Earnings attributable to earn out shares subject to vesting	1.1	0.9
Minus: Earnings attributable to restricted shares awards subject to vesting	0.2	—
Net profit for the period attributable to common shareholders (a)	$17.2	$13.6
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.5	40.6
Basic and diluted earnings per share (a/b)	$0.38	$0.33

Results of Operations

The following section reviews IGI’s results of operations during the six months ended June 30, 2020 and 2021. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis.

Results of Operations — Consolidated

The following table summarizes IGI’s consolidated income statement for the periods indicated:

	Six months ended June 30,
	2021	2020
		(Restated)
	($) in millions
Gross written premiums	$266.8	$236.5
Reinsurers’ share of insurance premiums	(80.1)	(65.9)
Net written premiums	$186.7	$170.6
Net change in unearned premiums	(18.9)	(34.4)
Net premiums earned	$167.8	$136.2
Net claims and claim adjustment expenses(1)	(89.8)	(64.3)
Net policy acquisition expenses	(29.4)	(25.8)
Net underwriting results	$48.6	$46.1
Total investment income, net(2)	7.9	5.2
Realized gains on investments	0.2	1.5
Realized gains (losses) on investment properties	-	-
Unrealized gains (losses) on investments	2.1	(2.9)
Fair value losses on investment properties	(0.8	(0.7)
Expected credit losses on investments	-	(0.1)
Share of profit (loss) from associates	0.3	(0.4)
General and administrative expenses	(29.3)	(22.4)
Other income (expenses)(3)	(1.6)	(2.6)
Listing related expenses	-	(3.4)
Change in fair value of derivative financial liability	(3.8)	3.3
Loss on foreign exchange	(3.2)	(8.7)
Profit before tax	$20.4	$14.9
Income tax	(1.9)	(0.4)
Profit for the period	$18.5	$14.5
Basic and diluted earnings per share	0.38	0.33

(1)	Net claims and claim adjustment expenses represents claims occurring during the period, adjusted either upward or downward based on the prior period’s adverse (or favorable) development in claims, as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Claims occurring during the current period	93.1	75.5
Prior years adverse (favorable) development	(3.3)	(11.2)
Net claims and claim adjustment expenses for current year	89.8	64.3

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserves — Reserving Results & Development” for a discussion of the claims development in each of these periods.

(2)	Represents net investment income and share of profit (loss) from associates, net of (1) realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates, calculated as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Net investment income	$9.4	$3.0
Plus Share of profit (loss) from associates	0.3	(0.4)
Total investment income	9.7	2.6
Minus Realized gains on investments	0.2	1.5
Minus Unrealized gains (losses) on investments	2.1	(2.9)
Minus Fair value loss on investment properties	(0.8)	(0.7)
Minus Expected credit losses on investments	-	(0.1)
Minus Share of profit (loss) from associates	0.3	(0.4)
Total investment income, net	$7.9	$5.2

(3)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Six months ended June 30,
	2021	2020
	($) in millions
Other revenues	1.0	0.1
Other expenses	(1.5)	(0.6)
Impairment loss on insurance receivables	(1.1)	(2.1)
Other income (expenses)	$(1.6)	$(2.6)

Six months ended June 30, 2021 compared to six months ended June 30, 2020 (Consolidated)

Gross written premiums

Gross written premiums increased 12.8% from $236.5 million in the six months ended June 30, 2020 to $266.8 million in the six months ended June 30, 2021. This was primarily due to 16.3% growth (or $14.2 million) in the specialty long-tail segment, an increase of 9.4% (or $13.0 million) in the specialty short-tail segment and 27.0% growth (or $3.1 million) in the reinsurance segment. The increase in gross written premiums was the result of growth in gross written premiums across all classes of business except marine liability and property. The increase was attributed to new business generation coupled with an increase in renewal premium rates. The following table sets out the contribution of each line of business to IGI’s gross written premiums during the periods indicated:

	Six months ended June 30,
	2021	2020	Change
	($) in millions		(%)
Specialty Long-tail
Casualty	$79.3	$65.3	21.4%
Financial Institutions	15.0	14.3	4.9%
Marine Liability	2.2	3.3	(33.3)%
Inherent Defects Insurance	4.8	4.2	14.3%
Specialty Short-tail
Energy	62.3	60.8	2.5%
Property	39.3	40.4	(2.7)%
Construction and Engineering	16.6	8.6	93.0%
Political Violence	4.5	4.1	9.8%
Ports and Terminals	15.1	14.1	7.1%
General Aviation	10.3	9.9	4.0%
Marine Cargo	2.8	-	100.0%
Reinsurance
Treaty Reinsurance	14.6	11.5	27.0%
Total Gross Written Premiums	$266.8	$236.5	12.8%

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums increased 21.5% from $65.9 million in the six months ended June 30, 2020 to $80.1 million in the six months ended June 30, 2021. The increase in reinsurers’ share of insurance premiums was primarily due to an increase of 55.9% in quota share (“QS”) premiums in the six months ended June 30, 2021. This was primarily due to the introduction of a new PI and D&O QS treaty (with a 20.0% cession for each subclass) in the first quarter of 2021 under the casualty line of our long-tail segment. In addition, the QS cession for one of the big facilities under the PI subclass was increased from 50.0% to 60.0% starting in August 2020. The remaining increase in the casualty QS was a result of premium growth under ATE sub-class of legal expenses which has 50.0% quota share cession. The residual growth in quota share premiums was primarily recorded in the engineering and ports and terminals lines of business within the specialty short-tail segment, which corresponded to an increase in the gross written premiums under these lines. A residual increase was recorded in nonproportional premiums of 12.8% in line with growth in gross written premiums within the specialty short-tail segment lines of business which are protected under our group non-proportional reinsurance treaties.

Net change in unearned premiums

Net change in unearned premiums decreased 45.1% from $34.4 million in the six months ended June 30, 2020 to $18.9 million in the six months ended June 30, 2021. Although net written premiums increased by 12.8% during the six months ended June 30, 2021 compared to the equivalent period in the prior year, the net change in unearned premiums decreased by $15.5 million. The decrease in net change in unearned premiums primarily occurred in the long-tail segment as a result of the greater proportion of premiums written in the PI sub-class (the biggest sub-class in the casualty line of business) in the six months ended June 30, 2020 compared to the six months ended June 30, 2021. The decrease is also attributed to new PI and D&O sub-classes QS treaty which started in January 2021 which caused higher unearned premium on outward reinsurance and accordingly reduced the net unearned premiums charge in the six months ended June 30, 2021.

Net premiums earned

As a result of the foregoing, net premiums earned increased 23.2% from $136.2 million in the six months ended June 30, 2020 to $167.8 million in the six months ended June 30, 2021. This was primarily due to the increase in net written premiums.

Net claims and claim adjustment expenses

Gross claims and claim adjustment expenses increased 8.5% from $94.6 million in the six months ended June 30, 2020 to $102.7 million in the six months ended June 30, 2021, and reinsurers’ share of claims decreased 57.4% from $30.3 million in the six months ended June 30, 2020 to $12.9 million in the six months ended June 30, 2021. As a result, net claims and claim adjustment expenses increased 39.7% from $64.3 million in the six months ended June 30, 2020 to $89.9 million in the six months ended June 30, 2021. This was primarily due to the decrease in incurred claims recoveries from $20.3 million in the six months ended June 30, 2020 to $2.6 million in the six months ended June 30, 2021. This was primarily due to the increase in net claims expenses under the short-tail segment because of (1) the reduction in outstanding recoveries of $7.9 million for a 2018 accident year claim in the engineering class as a result of the resolution of outward reinsurance matters under arbitration and (2) the increase in 2017 net catastrophe claims by $1.3 million under the property line of business.

IGI’s overall net claims and claim expense ratio increased by 6.3 percentage points from 47.2% for the six months ended June 30, 2020 to 53.5% for the six months ended June 30, 2021. This increase was primarily driven by the decrease in favorable development on loss reserves from prior accident years which was $3.3 million or 2.0 points for the six months ended June 30, 2021, compared to favorable development of $11.2 million or 8.2 points for the six months ended June 30, 2020. The net claims and claim expense ratio excluding the impact of the favorable development on loss reserves from prior accident year would be 55.5% during the six months ended June 30, 2021 compared to 55.4% during the six months ended June 30, 2020.

The tables below outline incurred losses on catastrophe events in the six months ended June 30, 2021 and 2020.

	For the six months ended June 30, 2021
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Windstorm URI	$0.1	$0.1
Other	0.4	0.4
Provided during the year related to prior accident years	15.1	12.4
Total	$15.6	$12.9

	For the six months ended June 30, 2020
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Puerto Rico Earthquake	$15.8	$0.5
Cyclone Nisarga	0.7	0.4
COVID-19 Losses	0.4	0.4
Wyndham Flood	0.3	0.3
Lotte Chemical Explosion	0.2	0.2
Other	0.9	0.8
Provided during the year related to prior accident years	6.1	0.1
Total	$12.1	$2.5

Net policy acquisition expenses

Net policy acquisition expenses increased 14.0% from $25.8 million in the six months ended June 30, 2020 to $29.4 million in the six months ended June 30, 2021. The net policy acquisition expense ratio for the six months ended June 30, 2020 was 19.0% compared to 17.5% for the six months ended June 30, 2021. Net policy acquisition expenses included a realized forex gain of $2.6 million upon the settlement of non-USD outstanding receivables in the six months ended June 30, 2021 compared to a $0.8 million realized forex loss in the six months ended June 30, 2020. Prior to the impact of the realized forex gain, the net policy acquisition expense ratio for six months ended June 30, 2021 was at 19.0% compared to 18.4% in the same period of 2020.

Net underwriting results

Due to the foregoing, our net underwriting results increased 5.4% from $46.1 million in the six months ended June 30, 2020 to $48.6 million in the six months ended June 30, 2021.

Total investment income, net

Total investment income, net increased 51.3% from $5.2 million in the six months ended June 30, 2020 to $7.9 million in the six months ended June 30, 2021. This was primarily due to a $2.3 million increase in interest income which was primarily driven by higher yields on fixed income securities, and a $0.3 million decrease in investment custodian fees and other investment expenses.

Realized gains on investments

Net realized gains on investments decreased from $1.5 million in the six months ended June 30, 2020 to $0.2 million in the six months ended June 30, 2021. The realized gain for the six months ended June 30, 2021 included a realized gain of $0.5 million on the disposal of equity securities, offset by a $0.3 million loss on maturity and call of fixed income securities. The realized gain for the six months ended June 30, 2020 included a realized gain of $1.6 million on the disposal of equity securities, offset by a $0.1 million loss on maturity and call of fixed income securities.

Unrealized gains (losses) on investments and Fair value losses on investment properties

Unrealized gains (losses) on investments and fair value losses on investment properties reflect a net gain of $1.3 million in the six months ended June 30, 2021 compared to net loss of $3.6 million in the six months ended June 30, 2020. This was primarily due to a mark to market revaluation gain of $2.1 million recorded on financial assets at fair value through profit and loss during the six months ended June 30, 2021 compared to a $2.9 million unrealized loss in the six months ended June 30, 2020. This was primarily caused by improved market conditions in the six months ended June 30, 2021 compared to market dislocation caused globally during the six months ended June 30, 2020 due to the COVID 19 outbreak. In addition, a fair value loss on investment properties of $0.8 million was recorded in the six months ended June 30, 2021 compared to a fair value loss of $0.7 million in the six months ended June 30, 2020.

Expected credit losses on investments

Expected credit losses on investments decreased from $0.1 million in the six months ended June 30, 2020 to $0.03 million in the six months ended June 30, 2021.

Share of profit (loss) from associates

Share of profit (loss) from associates increased from a loss of $0.4 million in the six months ended June 30, 2020 to a profit of $0.3 million in the six months ended June 30, 2021. This was primarily due to the positive impact on the Group’s share of associates net assets caused by a decline in their local functional currency against the U.S. Dollar.

General and administrative expenses

General and administrative expenses increased by 30.8% from $22.4 million in the six months ended June 30, 2020 to $29.3 million in the six months ended June 30, 2021. This was primarily due to an increase in human resource costs in connection with planned growth, and an increase in statutory, advisory and rating fees as a result of non-recurring legal expenses incurred for arbitration proceedings related to reinsurance matters. In addition, the increase in the GBP exchange rate against the US Dollar by 10.0% on comparative basis has resulted in higher US Dollar equivalent of GBP denominated expenses, primarily human resources costs.

Other income (expenses)

Other income (expenses) decreased from expense of $2.6 million in the six months ended June 30, 2020 to expense of $1.6 million in the six months ended June 30, 2021. This decrease was primarily due to a decrease in the impairment loss on insurance receivables of $1.0 million and an increase in other revenues of $0.9 million, which was offset by a $0.9 million increase in other expenses.

Loss on foreign exchange

Net loss on foreign exchange amounted to $3.2 million in the six months ended June 30, 2021 compared to a net loss of $8.7 million in the six months ended June 30, 2020. Loss in current period was primarily driven by currency revaluation recorded in Euro denominated cash, investments and insurance receivable balances against U.S. Dollar. Other major currencies, namely the Pound Sterling and Australian Dollar remained relatively flat at June 30, 2021 when compared with December 31, 2020, although there was some short-term volatility in these currencies against the U.S. Dollar during the six months ended June 30, 2021, resulting in a net foreign exchange revaluation loss in the Pound Sterling and Australian Dollar. The higher level of loss in the six months ended June 30, 2020 was driven by the weakening in all three of IGI’s other major operating currencies, notably the Pound Sterling, the Euro, and the Australian Dollar relative to the U.S. Dollar, at the start of the COVID-19 global pandemic in the first quarter of 2020.

Change in fair value of derivative financial liability

In response to the Securities and Exchange Commission (“SEC”) Staff Statement dated April 12, 2021, the Company reassessed its accounting treatment of warrants. After careful analysis, the Company concluded that its 17,250,000 warrants, should have been recorded as a derivative liability instead of equity with a value of $9.2 million at the closing of the business combination with Tiberius Acquisition Corp. (the “Business Combination”) and subsequently remeasured at fair value with the changes recorded in income. The Company has further evaluated the resulting misstatement and restated its comparative figures for the six months ended June 30, 2020. IGI has corrected the impact by recording the impact of the fair value gain of these warrants from the date of the closing of the Business Combination on March 17, 2020 through June 30, 2020 for a gain of $3.3 million under the line item ‘Change in fair value of derivative financial liability’ in the “Consolidated Statements of Income” and accordingly resulted in the fair value of the warrants being revalued at $5.9 million at June 30, 2020. Change in fair value of derivative financial liability decreased from a gain of $3.3 million in the six months ended June 30, 2020 to a loss of $3.8 million in the six months ended June 30, 2021 due to the decrease in the market fair value of the warrants.

Profit for the period

As a result of the foregoing, the profit after tax for the period increased from $14.5 million in the six months ended June 30, 2020 to $18.5 million in the six months ended June 30, 2021. The increase in net profit primarily resulted from the increase in net underwriting results and total investment income by $2.5 million and $7.1 million, respectively, in addition to the decrease in loss on foreign exchange of $5.5 million. This was offset by the increase in general and administrative expenses by $6.9 million.

Results of Operations — Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the periods indicated:

	Six months ended June 30,
	2021	2020
	($) in millions
Gross written premiums	$101.3	$87.1
Reinsurers’ share of insurance premiums	(26.9)	(13.0)
Net written premiums	$74.4	$74.1
Net change in unearned premiums	8.3	(9.1)
Net premiums earned	$82.7	$65.0
Net claims and claim adjustment expenses	(46.2	(32.4)
Net policy acquisition expenses	(14.0	(13.2)
Net underwriting results	$22.5	$19.4

Net claims & claim expense ratio	55.8%	49.8
Net policy acquisition expense ratio	16.9%	20.3

Gross written premiums

Gross written premiums in the specialty long-tail segment increased 16.3% from $87.1 million in the six months ended June 30, 2020 to $101.3 million in the six months ended June 30, 2021. Each of the lines of business in the specialty long-tail segment contributed to the growth in gross written premiums except for marine liability. The increase was primarily due to the positive rate movement in renewed business in our casualty line of business of approximately 36.0%. In particular, the Company’s professional indemnity and directors and officers product lines experienced growth of $10.6 million (22.5%) and $5.3 million (73.6%), respectively, in the six months ended June 30, 2021 compared to the equivalent period in 2020. The financial institutions line of business also experienced positive rate movement of 19.9% during the six months ended June 30, 2021, which contributed to the total increase in gross written premiums.

The breakdown of gross written premiums in the specialty long-tail segment by line of business is as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Specialty Long-tail
Casualty	$79.3	$65.3
Financial Institutions	15.0	14.3
Marine Liability	2.2	3.3
Inherent Defects Insurance	4.8	4.2
Total Gross Written Premiums	$101.3	$87.1

Reinsurers’ share of insurance premiums

Reinsurers’ share of insurance premiums in the specialty long-tail segment increased from an expense of $13.0 million in the six months ended June 30, 2020 to an expense of $26.9 million in the six months ended June 30, 2021. The increase was primarily due to an increase of 55.9% in quota share (“QS”) premiums in the six months ended June 30, 2021 primarily due to the introduction of a new PI and director and officer QS treaty (with a 20.0% cession in each subclass) in the first quarter of 2021 under the casualty line of business in our long-tail segment. In addition, the QS cession for one of the big facilities under the PI subclass increased from 50.0% to 60.0% starting in August 2020. Remaining increase in casualty QS was a result of premium growth under ATE sub-class of legal expenses which has 50.0% quota share cession.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment increased by 191.2% from an expense of $9.1 million in the six months ended June 30, 2020 to income of $8.3 million in the six months ended June 30, 2021. This was primarily driven by the greater proportion of premiums written in the PI sub-class in the six months ended June 30, 2020 compared to the six months ended June 30, 2021. The increase is also attributed to new PI and D&O sub-classes QS treaty which started in January 2021 which caused higher unearned premium on outward reinsurance and accordingly reduced the net unearned premiums charge in the six months ended June 30, 2021.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment increased 27.2% from $65.0 million in the six months ended June 30, 2020 to $82.7 million in the six months ended June 30, 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty long-tail segment increased by 42.6% from $32.4 million in the six months ended June 30, 2020 to $46.2 million in the six months ended June 30, 2021. This was primarily due to higher incurred losses coupled with an increase in our IBNR provision to reflect our growing casualty and financial institutions product lines during the six months ended June 30, 2021 as compared to the same period in 2020.

Net claims and claim expense ratios for the specialty long-tail segment by line of business were as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Specialty Long-tail
Casualty	56.3%	55.3%
Financial Institutions	46.3%	32.0%
Marine Liability	42.1%	3.9%
Inherent Defects Insurance	293.8%	63.9%
Total	55.8%	49.8%

The net claims and claim expense ratios in the casualty line of business were 55.3% and 56.3% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the slight increase in the ratio from 55.3% to 56.3% was primarily driven by the increase in net incurred claims related to the 2020 accident year under the PI sub-class.

The net claims and claim expense ratios in the financial institutions line of business were 32.0% and 46.3% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from 32.0% to 46.3% was primarily driven by building up an appropriate IBNR provision for the 2021 accident year per actuarial best estimate of ultimate loss as of June 30, 2021. This led to an incremental IBNR provision of $3.8 million in the six months ended June 30, 2021 compared to the same period of 2020.

The net claims and claim expense ratios in the marine liability line of business were 3.9% and 42.1% in the six months ended June 30, 2020 and 2021, respectively. The volume of business written in the marine liability line of business is small and the variations in results correspond to a small number of claims arising (or not arising) during each period and the degree of successful challenge and/or subrogation of these claims.

The net claims and claim expense ratios in the inherent defects insurance line of business were 63.9% and 293.8% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from 63.9% to 293.8% was primarily driven by the deterioration in the actuarial best estimate of ultimate loss of prior period losses by 23.1%.

Net policy acquisition expenses

Net policy acquisition expenses in the specialty long-tail segment increased by 6.1% from $13.2 million in the six months ended June 30, 2020 to $14.0 million in the six months ended June 30, 2021. The net policy acquisition expense ratio for the six months ended June 30, 2021 was 16.9% compared to 20.3% for the six months ended June 30, 2020.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the periods indicated:

	Six months ended June 30,
	2021	2020
	($) in millions
Gross written premiums	$150.9	$137.9
Reinsurers’ share of insurance premiums	(53.2)	(52.9)
Net written premiums	$97.7	$85.0
Change in unearned premiums	(23.9)	(22.2)
Net premiums earned	$73.8	$62.8
Net claims and claim adjustment expenses	(36.7)	(30.2)
Net policy acquisition expenses	(13.6)	(11.2)
Net underwriting results	$23.5	$21.4

Net claims & claim expense ratio	49.7%	48.1
Net policy acquisition expense ratio	18.4%	17.8%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 9.4% from $137.9 million in the six months ended June 30, 2020 to $150.9 million in the six months ended June 30, 2021. Each of our lines of business in this segment, other than the property line, contributed to growth in the segment’s gross written premiums during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. The increase in gross written premiums was principally due to the following:

●	Gross written premiums in the energy line of business increased by 2.5% from $60.8 million in the six months ended June 30, 2020 to $62.3 million in the six months ended June 30, 2021. This increase was primarily due to the positive rate movements in the upstream and downstream lines of business of 4.3% and 3.6%, respectively.

●	Gross written premiums in the property line of business decreased by 2.7% from $40.4 million in the six months ended June 30, 2020 to $39.3 million in the six months ended June 30, 2021. This was primarily due to the decrease in new business by $3.1 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, despite the positive rate movement of 10.0%.

●	Gross written premiums in the construction and engineering line of business increased by 93.0% from $8.6 million in the six months ended June 30, 2020 to $16.6 million in the six months ended June 30, 2021. This was primarily due to the increase in new business by $7.0 million during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

●	Gross written premiums in the political violence line of business increased by 9.8% from $4.1 million in the six months ended June 30, 2020 to $4.5 million in the six months ended June 30, 2021. This was primarily due to the increase in new business by $0.8 million during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

●	Gross written premiums in the ports and terminals line of business increased by 7.1% from $14.1 million in the six months ended June 30, 2020 to $15.1 million in the six months ended June 30, 2021. This was primarily due to the positive rate movement of 14.0% during the six months ended June 30, 2021.

●	Gross written premiums in the general aviation line of business increased by 4.0% from $9.9 million in the six months ended June 30, 2020 to $10.3 million in the six months ended June 30, 2021. This was primarily due to the positive rate movement of 19.9% during the six months ended June 30, 2021.

The breakdown of gross written premiums in the specialty short-tail segment by line of business is as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Specialty Short-tail
Energy	$62.3	$60.8
Property	39.3	40.4
Construction & Engineering	16.6	8.6
Political Violence	4.5	4.1
Ports & Terminals	15.1	14.1
General Aviation	10.3	9.9
Marine Cargo	2.8	-
Total Gross Written Premiums	$150.9	$137.9

Reinsurers’ share of insurance premiums

Reinsurance premiums ceded in the specialty short-tail segment increased by 0.6% from $52.9 million in the six months ended June 30, 2020 to $53.2 million in the six months ended June 30, 2021. This slight increase was primarily due to (1) an increase in the non-proportional reinsurance premium under the energy, property, ports and terminals, political violence and marine cargo lines of business and (2) an increase in facultative reinsurance purchases under the energy line of business offset by a decrease under the property line of business.

Net change in unearned premiums

Net change in unearned premiums increased from a change of $22.2 million in the six months ended June 30, 2020 to a change of $23.9 million in the six months ended June 30, 2021. The increase was due to an overall increase in net written premiums of $12.7 million in the specialty short-tail segment during the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased by 17.5% from $62.8 million in the six months ended June 30, 2020 to $73.8 million in the six months ended June 30, 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the specialty short-tail segment increased by 21.5% from $30.2 million in the six months ended June 30, 2020 to $36.7 million in the six months ended June 30, 2021. This was primarily due to the increase in net claims expenses under the short-tail segment because of (1) the reduction in outstanding recoveries of $7.9 million for a 2018 accident year claim under the engineering class as a result of the resolution of the outward reinsurance matters under arbitration and (2) the increase in 2017 net catastrophe claims by $1.3 million under the property line of business.

The overall net claims and claim expense ratio for the specialty short-tail segment increased by 1.6 percentage points to 49.7% for the six months ended June 30, 2021 as compared to 48.1% during the six months ended June 30, 2020.

Net claims and claim expense ratios for the specialty short-tail segment by line of business were as follows:

	Six months ended June 30,
	2021	2020
	($) in millions
Specialty Short-tail
Energy	51.8%	39.4%
Property	16.2%	57.1%
Construction and Engineering	138.8%	78.8%
Political Violence	13.5)%	(15.8%
Ports and Terminals	45.0%	58.5%
General Aviation	46.0%	43.3%
Marine Cargo	33.9%	473.8%
Total	49.7%	48.1%

In the specialty short-tail segment, overall changes in the net claims and claim expense ratios were driven primarily by higher incurred losses recorded under our energy, construction and engineering and general aviation lines of business.

The net claims and claim expense ratios in the energy line of business were 39.4% and 51.8% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from 39.4% to 51.8% was primarily driven by the increase in net incurred claims of 2018 and 2020 accident years under the downstream energy line of business.

The net claims and claim expense ratios in the property line of business were 57.1% and 16.2% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the decrease in the ratio from 57.1% to 16.2% was primarily driven by the reduction in the actuarial best estimate of ultimate loss of 2.3% for year ended 2020 and prior years.

The net claims and claim expense ratios in the construction and engineering line of business were 78.8% and 138.8% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from 78.8% to 138.8% was primarily driven by the reduction in outstanding recoveries of $7.9 million for a 2018 accident year claim under the engineering class as a result of the resolution of the outward reinsurance matters under arbitration.

The net claims and claim expense ratios in the political violence line of business were (15.8)% and 13.5% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from (15.8)% to 13.5% was primarily driven by the increase in net incurred claims of the 2018 and 2020 accident years.

The net claims and claim expense ratios in the ports and terminals line of business were 58.5% and 45.0% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the decrease in the ratio from 58.5% to 45.0% was primarily driven by the decrease in net claims and claim adjustment expenses of $1.1 million, which was caused by building up an appropriate IBNR provision for the 2021 accident year per actuarial best estimate of losses which led to an incremental IBNR provision of $3.5 million in the six months ended June 30, 2021 compared to the same period of 2020.

The net claims and claim expense ratios in the general aviation line of business were 43.3% and 46.0% in the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2021, the increase in the ratio from 43.3% to 46.0% was primarily driven by the increase in net incurred claims of the 2019 and 2020 accident years.

The net claims and claims expense ratios in the marine cargo line of business were 473.8% and 33.9% in the six months ended June 30, 2020 and 2021, respectively. The volume of business written in the marine cargo line of business is small and the variations in results correspond to a small number of claims arising (or not arising) during each year and the degree of successful challenge and/or subrogation of these claims.

Net policy acquisition expenses

Net policy acquisition expenses in the specialty short-tail segment increased by 21.4% from $11.2 million in the six months ended June 30, 2020 to $13.6 million in the six months ended June 30, 2021. The net policy acquisition expense ratio for the six months ended June 30, 2021 was 18.4% compared to 17.8% in the six months ended June 30, 2020.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the periods indicated:

	Six months ended June 30,
	2021	2020
	($) in millions
Gross written premiums	$14.6	$11.5
Reinsurers’ share of insurance premiums	—	—
Net written premiums	$14.6	$11.5
Change in unearned premiums	(3.3)	(3.1)
Net premiums earned	$11.3	$8.4
Net claims and claim adjustment expenses	(6.9)	(1.7)
Net policy acquisition expenses	(1.8)	(1.4)
Net underwriting results	$2.6	$5.3

Net claims & claim expense ratio	61.1%	20.2%
Net policy acquisition expense ratio	15.9%	16.7%

Gross written premiums

Gross written premiums in the reinsurance segment increased 27.0% from $11.5 million in the six months ended June 30, 2020 to $14.6 million in the six months ended June 30, 2021.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from $3.1 million in the six months ended June 30, 2020 to $3.3 million in the six months ended June 30, 2021. The increase was due to the growth in overall written premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 34.5% from $8.4 million in the six months ended June 30, 2020 to $11.3 million in the six months ended June 30, 2021.

Net claims and claim adjustment expenses

Net claims and claim adjustment expenses in the reinsurance segment increased 305.9% from $1.7 million in the six months ended June 30, 2020 to $6.9 million in the six months ended June 30, 2021. This was primarily driven by building up an appropriate IBNR provision for the 2021 accident year per the actuarial best estimate of ultimate loss as of June 30, 2021. This led to an incremental IBNR provision of $2.0 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Net policy acquisition expenses

Net policy acquisition expenses in the reinsurance segment increased by 28.6% from $1.4 million in the six months ended June 30, 2020 to $1.8 million in the six months ended June 30, 2021. The net policy acquisition expense ratio for the six months ended June 30, 2021 was 15.9% compared to 16.7% for the six months ended June 30, 2020.

Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of June 30, 2021, we had $9.2 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements. In addition, as of June 30, 2021 we had outstanding an approximately $0.3 million letter of guarantee for the benefit of Friends Provident Life Assurance Limited for collateralizing IGI’s rent payment obligation for one of its offices.

We have historically paid regular dividends to our shareholders. In August 2018 IGI declared a dividend of $0.03 per share. In August 2018, March 2019, August 2019, August 2020 and March 2021, we declared dividends of $0.03, $0.04, $0.04, $0.09 and $0.17 per share, respectively. The issuance of dividends is subject to the discretion of our Board of Directors. The Board’s evaluation with respect to the payment of dividends will depend on numerous factors, including our results, market conditions, regulatory requirements, contractual obligations, legal restrictions and other factors deemed relevant by the Board of Directors.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority and by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom. In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements.

Capital position

We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.

Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements. We expect that net cash from operating activities will enable us to meet our long-term liquidity requirements for at least the next 12 months.

We target a solvency ratio of more than 120% of the group capital requirement to ensure capital strength, enable opportunistic growth and support a stable dividend policy.

Cash flows

There are three main sources of cash flows for IGI: operating activities, investing activities and financing activities. The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Six months ended June 30,
	2021	2020
	($) in millions
Net cash flows (used in) from operating activities after tax	$58.9	$(53.1)
Net cash flows used in investing activities	(1.8)	(0.1)
Net cash flows from (used in) financing activities	(8.6)	40.5
Change in cash and cash equivalent	48.5	(12.8)
Effect of foreign currency rate changes on cash and cash equivalents	(1.8)	(6.0)
Net change in cash and cash equivalents	$46.7	$(18.8)

Net cash flows (used in) from operating activities after tax

Net cash flows from operating activities increased by 210.9% from a net cash outflow of $53.1 million in the six months ended June 30, 2020 to a net cash inflow of $58.9 million in the six months ended June 30, 2021. Net cash inflow for the six months ended June 30, 2021 consisted of $90.1 million generated from operations, reduced by the $31.2 million deployment in investments, net of sale proceeds including term deposits. Net cash inflow for the year ended June 30, 2020 consisted of $47.9 million generated from operations, significantly reduced by the $101.0 million deployment in investments, net of sale proceeds including term deposits.

Net cash flows used in investing activities

Net cash used in investing activities decreased from a net cash outflow of $0.1 million in the six months ended June 30, 2020 to a net cash outflow of $1.8 million in the six months ended June 30, 2021, primarily due to purchases of intangible assets of $ 1.4 million during the six months ended June 30, 2021.

Net cash flows from (used in) financing activities

Net cash flows from (used in) financing activities decreased by 121.2% from net cash inflow of $40.5 million in the six months ended June 30, 2020 to net cash outflow of $8.6 million in the six months ended June 30, 2021. The cash inflow from financing activities in the six months ended June 30, 2021 reflected a dividend payment of $8.3 million. The cash inflow from financing activities in the six months ended June 30, 2020 reflected a cash injection of $40.8 million from the business combination with Tiberius Acquisition Corporation, reduced by a lease liability payment of $0.3 million.

Trend Information

Other than as disclosed elsewhere in this “Management’s Discussion and Analysis,” we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that will have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Investments

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our Board of Directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly-rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures at the 1 in 100 year threshold to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage most of our investment portfolio in-house, with the exception of approximately $20.7 million which is managed by a third party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of the Board of Directors and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of December 31, 2020 and June 30, 2021 was as follows:

	Fair Value
Asset Description	June 30, 2021	December 31, 2020
	($) in millions
Fixed income securities	$406.6	$393.6
Fixed and call deposits	247.8	205.3
Cash at banks and held with investment managers	118.1	100.3
Equities	38.7	34.7
Real estate	30.6	31.6
Alternative funds	11.2	9.8
Total	$853.0	$775.3

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of June 30, 2021:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
A	$15.2	-	$15.2
A-	23.2	-	23.2
A+	4.8	-	4.8
A1	37.7	-	37.7
A2	49.7	-	49.7
A3	63.8	-	63.8
AA+	1.5	-	1.5
Aa1	1.2	-	1.2
Aa2	8.1	-	8.1
Aa3	16.0	-	16.0
Aaa	30.3	-	30.3
B+	0.2	-	0.2
Ba1	4.0	-	4.0
Ba2	3.2	-	3.2
Ba3	1.1	-	1.1
Baa1	34.2	-	34.2
Baa2	50.0	-	50.0
Baa3	29.8	-	29.8
BBB	11.8	-	11.8
BBB-	5.5	-	5.5
BBB+	11.3	-	11.3
NR	1.4	2.6	4.0
Total	$404.0	$2.6	$406.6

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of December 31, 2020:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
A	$41.4	—	$41.4
A-	43.2	—	43.2
A+	12.3	—	12.3
A1	13.7	—	13.7
A2	32.8	—	32.8
A3	47.7	—	47.7
AA	2.2	—	2.2
AA-	2.0	—	2.0
AA+	2.0	—	2.0
Aa1	1.8	—	1.8
Aa2	5.7	—	5.7
Aa3	15.6	—	15.6
AAA	44.6	—	44.6
B+	0.2	—	0.2
Ba1	4.5	—	4.5
Ba2	2.2	—	2.2
Ba3	1.1	—	1.1
Baa1	8.6	—	8.6
Baa2	20.6	—	20.6
Baa3	7.6	—	7.6
BB+	1.4	—	1.4
BBB	32.9	—	32.9
BBB-	10.1	—	10.1
BBB+	35.2	—	35.2
Not Rated	1.5	2.7	4.2
Total	$390.9	$2.7	$393.6

The following table summarizes our investment results as of December 31, 2018, 2019 and 2020 and as of June 30, 2020 and 2021:

	As of December 31,			As of June 31,
	2020	2019	2018	2021	2020
	($) in millions, unless otherwise specified
Average investments, at cost (1)	$667.0	$543.4	$481.3	$787.2	$633.2
Total investment income (2)	$8.5	$13.0	$9.4	9.7	2.6
Percent earned on average investments (3)	1.3%	2.4%	2.0%	2.5%	0.8%
Minus Realized gains on investments (4)	1.2	0.3	1.3	0.2	1.5
Minus Realized gain (loss) on investment properties	(0.2)	0.7	—	—	—
Minus Unrealized gains/(losses) on investments (5)	(0.2)	1.6	(0.9)	2.1)	(2.9
Minus Fair value gain (loss) on investment properties	(2.0)	(0.3)	0.1	(0.8)	(0.7)
Minus Expected credit losses on investments (6)	(0.3)	—	—	—	(0.1)
Minus Share of (profit) loss from associates	(1.5)	(0.4)	(0.9)	0.3	(0.4)
Total investment income, net (7)(9)	$11.5	$11.1	$9.8	$7.9	$5.2
Investment yield (8)(9)	1.7%	2.0%	2.0%	2.0%	1.6%

(1)	Includes investments, investment properties, investments in associates, cash and bank balances and term deposits. 2018 and 2019 comparatives previously did not include cash and bank balances but they are included here in 2018 and 2019 to conform to the current year’s presentation.

(2)	Total investment income is comprised of income from interest, dividends, gains and losses from investments and investment properties, change in the unrealized investment gains/losses, fair value gains/losses on investment property, share of profit from associate companies in the business of commercial leasing, impairments and expected credit losses on investments and investment custodian fees and other investment expenses.

(3)	Reflects total investment income divided by average investments at cost. As a result of note (1), the amounts earned on average investments as previously reported has been adjusted as follows:

Description	2019 as reported	2019 Adjusted	2018 as reported	2018 Adjusted
Average investments, at cost	$418.3	$543.4	$407.8	$481.3
Total investment income	$13.0	$13.0	$9.4	$9.4
Percent earned on average investments	3.1%	2.4%	2.3%	2.0%

(4)	Net realized gains and losses on investments is comprised of realized gains and losses on the sale of bonds at fair value through other comprehensive income, plus fair value changes of financial assets at fair value through profit and loss.

(5)	Unrealized gains (losses) on investments includes unrealized losses on revaluation of financial assets at fair value through profit and loss.

(6)	Expected credit losses on investments include an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss.

(7)	Represents net investment income and share of profit (loss) from associates, net of (1) net realized gains (losses) on investments, (2) realized gains (losses) on investment properties, (3) unrealized gains (losses) on investments, (4) fair value gains (losses) on investment properties, (5) expected credit losses on investments, and (6) share of profit (loss) from associates.

(8)	Represents total investment income, net divided by average investments at cost.

(9)	This data has been adjusted as follows:

Description	Total investment income, net	Average investments, at cost	Investment yield
2018 as reported	$9.1	$407.8	2.2%
Minus: Share of loss from associates	$(0.9)	-	-
2018 Adjusted	$9.8	$481.3	2.0%

2019 as reported	$10.7	$418.3	2.6%
Minus: Share of loss from associates	$(0.4)	-	-
2019 Adjusted	$11.1	$543.4	2.0%

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

	As of December 31,			As of June 30,
	2020	2019	2018	2021
Barclays U.S. Aggregate Bond Index	2.8%	3.2%	3.0%	2.6%
S&P 500® Index (dividend return)	1.5%	2.6%	2.4%	1.4%

The cost or amortized cost and carrying value of our fixed-maturity investments as of June 30, 2021 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2021
	Cost	Carrying Value
	($) in millions
2021	55.0	55.9
2022	44.7	45.5
2023	25.0	25.9
2024	44.4	45.6
2025	69.3	70.7
2026	42.3	43.9
2027	17.2	18.6
2028	22.9	24.0
2029	24.2	24.7
2030	6.1	6.3
2031	8.9	8.8
2033	0.1	0.1
2055	3.8	4.6
2059	0.5	0.5
2060	10.0	10.7
2061	10.6	11.0
2070	5.3	5.8
2090	1.9	2.0
2100	2.0	2.0
Total	$394.2	$406.6

*	There are no investments with contractual maturities in the years not mentioned in the schedule above.

The cost or amortized cost and carrying value of our fixed-maturity investments as of December 31, 2020 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of December 31, 2020
	Cost	Carrying Value
	($) in millions
2020	1.5	1.8
2021	104.4	105.3
2022	48.6	50.4
2023	26.0	26.8
2024	34.0	35.6
2025	76.6	79.9
2026	19.9	22.0
2027	16.9	18.5
2028	16.0	17.3
2029	20.8	22.0
2030	8.6	9.0
2033	0.1	0.1
2035	3.8	4.8
Total	$377.1	$393.6

*	There are no investments with contractual maturities of 2031, 2032 or 2034.

Reinsurance

We follow customary industry practice of reinsuring a portion of our exposures in exchange for paying reinsurers a part of the premiums received on the policies we write. Our reinsurance program enhances the quality of our core operations by reducing exposure to potential catastrophe and other high severity losses, limiting volatility in underwriting performance, and providing us with greater visibility into our future earnings. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and place our coverages only with generally financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. Our reinsurance purchases include the following:

●	Property reinsurance treaties — We purchase property reinsurance to reduce our exposure to large individual property losses and catastrophe events. The following is a summary of significant property reinsurance treaties in effect as of July 1, 2021. Our property per risk reinsurance generally covers losses between an average entry point in excess of $8.1 million up to $35.0 million PML. PML error is purchased beyond this limit for a further $47.5 million. Our catastrophe reinsurance purchase is $80.0 million with a reinstatable limit above an entry point of $9.25 million.

●	Casualty reinsurance treaties — We purchase casualty reinsurance to reduce our exposure to large losses. A significant treaty is in effect as of January 1, 2021 providing us with two layers of protection. The 1st layer provides coverage for losses in excess of $2.5 million and is 35% placed, whilst the 2nd layer provides coverage for losses in excess of $5m and is 80% placed. In addition, we place further reinsurance of 20% on a Quota Share basis for London office written personal injury policies and London / Bermuda office issued director and officer policies.

●	Other reinsurance — Depending on the operating unit, we purchase specific additional reinsurance to supplement the above programs.

Our reinsurance strategy is generally driven by our objective to maximize risk adjusted returns and informed by our capital position and cost of reinsurance coverage. We buy property reinsurance to reduce exposure to large individual property losses and catastrophe events. We buy casualty reinsurance to reduce exposure to large liability losses. We purchase facultative and other reinsurance to balance our book of business and optimize our returns. We monitor the reinsurance market closely and at times will cede a greater proportion of our premiums if the availability and cost of reinsurance improves the overall risk and profitability profile of our business. Conversely, when the reinsurance markets are less attractive, we will seek to retain a greater portion of the premiums we write. Our reinsurance purchasing strategy impacts our financial results as our net premiums may increase or decrease depending on our reinsurance program.

We buy our casualty reinsurance on a “risk attaching” basis. Under risk attaching treaties, all claims from policies incepting during the year of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If we are unable to renew or replace our existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, we could revise our underwriting strategy for new business to reflect the absence of reinsurance protection. Property catastrophe reinsurance is generally placed on a “losses occurring basis,” whereby only claims occurring during the year are covered. If we are unable to renew or replace these reinsurance coverages, unexpired policies would not be protected, and therefore we would seek to purchase run off coverage.

Reserving Results & Development

As paid and incurred claims experience develop, our reserves are adjusted depending on how the actual development compares to that expected. This forms part of the regular reserving process, with the adequacy of reserves reviewed on a quarterly basis. If the claims experience is positive relative to expectations, the excess reserve is released in the year under review. Conversely, reserve deficiencies result in a negative charge to the current year profits.

The following table provides a reconciliation of the beginning of period and end of period reserves for the six months ended June 30, 2021, and demonstrates the reserve surplus and deficiencies recognized over this period.

IGI Booked Reserves

IGI Booked Reserves	Six months ended June 30,
($) in millions	2021
Net outstanding claims at beginning of period	$304.7
Net provision for claims and claims expenses:
Claims occurring during the current period	93.2
Provided during the period related to prior accident years	(3.3)
Total	$394.6
Net payments for claims:
Current period	3.4
Prior years	32.7
Total	$36.1
Gross Case Reserves, IBNR and ULAE	545.1
Ceded Case Reserves, IBNR & ULAE	(186.6)
Provided during the period related to prior Net outstanding claims	$358.5

The following table sets out our claims reserving provisions including ULAE as of December 31, 2020 and as of June 30, 2021:

Change in Case Reserves, IBNR and ULAE
($) in millions	As of December 31, 2020	As of June 30, 2021	Difference
Gross Reported Case reserve	$312.3	$325.6	$13.3
Reinsurance Reported Case Reserve	160.4	144.0	(16.4)
Net Reported Case Reserve	151.9	181.6	29.7
Net IBNR Reserves & ULAE	152.8	176.9	24.1
Net outstanding claims	$304.8	$358.5	53.8

During the six months ended June 30, 2021, net ultimate losses increased by $93.2 million for accident year 2021 and decreased by $3.3 million for 2020 and prior accident years. The decrease was driven by favorable experience on casualty, financial institutions and reduced estimates related to Hurricane Laura on property along with the lack of any major natural catastrophe events. The decrease was partially offset by increases in downstream energy and engineering construction.

Reserve releases/strengthening

Best Estimate: IGI’s actuarial recommended reserve is a “best estimate” of the outstanding (unpaid) claims liabilities (the Actuarial Best Estimate). This is intended to represent the mathematical expected value of the distribution of reasonably foreseeable outcomes of the unpaid liabilities. The best estimate does not knowingly contain any prudence or bias in either direction. While the estimates are likely to change as future experience emerges, any changes would only arise as a result of experience being better or worse than current expectations, or from changes in our view of the market. These changes will not be as a result of gradual release of implicit or explicit margins as our results contain no margins.

Booked Reserves: The reserving committee is responsible to the Board of Directors for the governance of the reserving process and for the recommendation of the quantum of claims reserves to be booked. Key inputs to the committee include, but are not limited to, the quarterly actuarial reserve review, presented by the Group Chief Actuary, discussions with the heads of claims, reinsurance and underwriting and findings of external actuarial reviews. The book reserves may differ from the actuarial best estimate.

Time value of money: As of the date hereof, the reserves (determined under IFRS 4) make no explicit allowance for the time value of money (i.e. reserves are not discounted)

Reserve Strengthening/Reserving Release: Reserve strengthening is the term used when the reserves established previously are no longer considered sufficient and are increased. The reserve strengthening will give rise to a charge against profits during that reporting year, reducing the profit for that year, possibly giving rise to an overall loss. Reserve release has the opposite effect.

The table below indicates that during each of the years ended December 31, 2018, 2019 and 2020, IGI has recorded reserving releases (item (C)).

Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held include:

●	An increase in the volume of business written;

●	A change in the mix of business written toward business that takes a longer period to settle;

●	Incidence of large risk or natural catastrophes; and

●	Reserve strengthening.

As of June 30, 2021, IGI had $176.9 million of incurred but not reported (IBNR) loss reserves including ULAE, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE	Six months ended June 30,
($) in millions	2021
Carrying Balance of IBNR Reserves in Balance Sheet Beginning Balance (A)	$152.8
Subsequent Movement in Following Financial year:
IBNR Reserves Moved to Incurred Reserves (B)	(48.3)
IBNR Reserves Strengthening/Release pertaining to prior years (C)	(3.3)
IBNR Reserves Added For New Accident Year (D)	75.8
Net Charge to P/L (B+C+D)= (F)	$24.1
Carrying Balance of IBNR Reserves in Balance Sheet Ending Balance (A+F)	$176.9

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2011	76.2	60.6	59.6	60.7	62.3	59.8	60.3	58.1	57.3	57.4	57.4	119.3
2012	100.1	88.1	78.1	81.5	77.3	77.8	76.8	71.6	71.6	71.5		148.4
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.3			180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.6				189.5
2015	92.9	87.0	79.8	75.3	73.1	72.6	72.1					155.8
2016	98.8	94.1	90.1	85.4	89.2	89.3						157.9
2017	110.3	117.2	116.4	113.9	113.3							146.7
2018	94.3	105.0	108.5	112.4								183.3
2019	124.4	115.7	107.1									215.5
2020	157.8	160.1										283.5
2021	93.2											167.8

For additional information about our reserves and reserves development, see Note 7 to IGI’s consolidated financial statements as of and for the year ended December 31, 2020.

Significant accounting judgements, estimates and assumptions

There have been no material changes to the significant accounting judgements, estimates and assumptions described in “Item 5 — Operating and Financial Review and Prospects — Significant accounting judgements, estimates and assumptions” in the annual report on Form 20-F for the year ended December 31, 2020.